Exhibit 99.30

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

December 31, 2014

(expressed in thousands of Canadian dollars)

February 17, 2015

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) applied to the preparation of interim financial statements under International Accounting Standards 34, Interim Financial Reporting. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed)	“Dana Landry”	(signed)	“Keith Abriel”
	Chief Executive Officer		Chief Financial Officer
	Halifax, Nova Scotia		Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Consolidated Balance Sheets
As at December 31, 2014 and June 30, 2014

(expressed in thousands of Canadian dollars)

	December 31,	June 30,
	2014	2014
	$	$
Assets

Current assets

Cash	27,356	26,679
Restricted cash	66	32
Amounts receivable (note 5)	133,284	90,515
Prepaid expenses and deposits	19,210	4,778
Investment in film and television programs (note 6)	205,080	146,631

	384,996	268,635

Long-term amounts receivable (note 5)	5,382	5,774
Deferred financing fees	797	603
Property and equipment	16,877	11,515
Long-term investment	230	230
Intangible assets (note 7)	156,021	33,990
Goodwill (note 8)	180,882	103,483

	745,185	424,230
Liabilities

Current liabilities

Bank indebtedness (note 9)	1,700	4,930
Accounts payable and accrued liabilities	107,841	61,774
Deferred revenue	21,602	15,603
Interim production financing (note 9)	51,511	35,955
Current portion of long-term debt and obligations under finance leases (note 9)	12,892	8,526

	195,546	126,788

Long-term debt and obligations under finance leases (note 9)	268,974	61,918
Long-term deferred revenue	1,471	1,141
Other liability (note 4)	12,103	–
Deferred income taxes (note 12)	25,651	11,034

	503,745	200,881

Shareholders’ Equity	241,440	223,349

	745,185	424,230
Commitments and contingencies (note 16)

 The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Changes in Equity
For the period ended December 31, 2014 and 2013

(expressed in thousands of Canadian dollars)

				Accumulated
				other
	Common		Contributed	comprehensive	Retained
	shares	Warrants	surplus	income (loss)	earnings	Total
	$	$	$	$	$	$
				(note 21)
Balance - June 30, 2013	151,275	390	11,875	(2,800)	2,135	162,875

Net income for the period	–	–	–	–	4,969	4,969
Other comprehensive income for the period	–	–	–	584	–	584
Comprehensive income for the period	–	–	–	584	4,969	5,553
Shares issued pursuant to the employee share purchase plan (“ESPP”)	30	–	–	–	–	30
Issued for cash, net of costs and tax effect	37,786	–	–	–	–	37,786
Share-based compensation	–	–	939	–	–	939
Dividends reinvested and paid	26	–	–	–	(2,367)	(2,341)
Stock options and warrants exercised	2,687	(351)	(561)	–	–	1,775

Balance – December 31, 2013	191,804	39	12,253	(2,216)	4,737	206,617

Net income for the period	–	–	–	–	2,842	2,842
Other comprehensive income for the period	–	–	–	1,013	–	1,013
Comprehensive income for the period	–	–	–	1,013	2,842	3,855
Shares issued pursuant to the ESPP	46	–	–	–	–	46
Issued for cash consideration, net of costs and tax effect	(291)	–	–	–	–	(291)
Shares issued for the Epitome acquisition (note 4)	14,139	–	–	–	–	14,139
Share-based compensation	–	–	649	–	–	649
Dividends paid and reinvested	96	–	–	–	(2,740)	(2,644)
Stock options and warrants exercised	1,433	(39)	(416)	–	–	978

Balance - June 30, 2014	207,227	–	12,486	(1,203)	4,839	223,349

Net loss for the period	–	–	–	–	(2,194)	(2,194)
Other comprehensive loss for the period	–	–	–	(5,210)	–	(5,210)
Comprehensive loss for the period	–	–	–	(5,210)	(2,194)	(7,404)
Shares issued pursuant to the ESPP	57	–	–	–	–	57
Shares issued for Nerd Corps acquisition (note 4)	26,075	–	–	–	–	26,075
Share issue costs, net of tax	(136)	–	–	–	–	(136)
Stock options exercised	1,235	–	(395)	–	–	840
Share-based compensation	–	–	1,711	–	–	1,711
Dividends reinvested and paid	70	–	–	–	(3,122)	(3,052)

Balance - December 31, 2014	234,528	–	13,802	(6,413)	(477)	241,440

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Income (Loss)
For the three and six month periods ended December 31, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Revenues (note 20)	64,256	30,355	107,287	57,357

Expenses (income)
Direct production costs and expense of film and television produced and acquired library	29,995	14,453	49,446	27,312
Acquisition costs	1,077	507	4,995	1,740
Development expenses and other	1,665	46	1,905	46
Tangible benefit obligation expense (note 4)	–	–	14,215	–
Write-down of investment in film and television programs	15	190	15	190
Amortization of property and equipment and intangible assets	2,130	1,468	3,801	2,817
Selling, general and administrative	14,743	8,559	26,696	16,611
Finance expense, net (note 13)	7,057	1,115	8,771	1,172

	56,682	26,338	109,844	49,888

Income (loss) before income taxes	7,574	4,017	(2,557)	7,469

Provision for (recovery of) income taxes
Current income taxes (note 12)	5,092	(706)	8,157	700
Deferred income taxes (note 12)	(3,057)	1,912	(8,520)	1,800

	2,035	1,206	(363)	2,500

Net income (loss) for the periods	5,539	2,811	(2,194)	4,969
Basic earnings (loss) per common share (note 18)	0.05	0.03	(0.02)	0.05
Diluted earnings (loss) per common share (note 18)	0.04	0.03	(0.02)	0.05

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Comprehensive Income (Loss)
For the three and six month periods ended December 31, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Net income (loss) for the periods	5,539	2,811	(2,194)	4,969

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(2,317)	(722)	(5,210)	584

Other comprehensive income (loss) for the periods	(2,317)	(722)	(5,210)	584

Comprehensive income (loss) for the periods	3,222	2,089	(7,404)	5,553

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Cash Flows
For the six month period ended December 31, 2014 and 2013

(expressed in thousands of Canadian dollars)

	Six months ended
	December 31,	December 31,
	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the periods	(2,194)	4,969
Charges (credits) to income not involving cash
Amortization of property and equipment	1,598	942
Amortization of intangible assets	2,203	1,875
Amortization of deferred financing fee	675	–
Accretion on tangible benefit obligation	361	–
Unrealized foreign exchange gain	(5,627)	(515)
Debt extinguishment charge	3,912	–
Tangible benefit obligation expense	14,215	–
Write-down of investment in film and television	15	190
Share-based compensation	1,711	939
Deferred tax (recovery) expense	(8,520)	1,800
	8,349	10,200

Net investment in film and television programs	(11,713)	(741)
Net change in other non-cash balances related to operations (note 19)	4,217	(4,032)

Cash provided by (used in) operating activities	853	5,427

Financing activities
Proceeds from issuance of common shares related to ESPP and options and warrants exercised and repayment of employee share purchase loans	897	1,804
Proceeds from issuance of common shares, net of issue costs	–	36,942
Dividends paid	(3,052)	(2,341)
Deferred financing fees	(289)	71
Repayment of bank indebtedness	(3,230)	(5,000)
Repayment of interim production financing	(876)	(7,340)
Proceeds from long-term debt, net of costs	366,000	24,790
Decrease (increase) in restricted cash	(34)	987
Repayment of long-term debt and obligations under finance leases	(156,291)	(4,323)

Cash provided by (used in) financing activities	203,125	45,590

Investing activities
Business acquisitions – cash paid, net of cash acquired	(199,361)	(27,289)
Cost of internally generated intangibles	(26)	–
Acquisition of property and equipment	(4,186)	(594)

Cash provided by (used in) investing activities	(203,573)	(27,883)
Effect of foreign exchange rate changes on cash	272	211
Net change in cash during the periods	677	23,345
Cash – Beginning of periods	26,679	12,640
Cash – End of periods	27,356	35,985

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its unaudited interim condensed consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook – Accounting – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in the Company’s annual consolidated financial statements prepared in accordance with IFRS, as issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014. The financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2014.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on February 13, 2015.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2014. Refer to note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014 for more information on new accounting standards and amendments not yet effective.

Broadcast licenses

Intangible assets with indefinite useful lives are not amortized. Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(1)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Broadcast licenses (continued)

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the Cash Generated Units (“CGU”) to which the asset belongs.

Broadcast rights

Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the balance sheet.

Any impairment charges are reported as operating expenses on the statement of income.

Tangible benefit obligation

As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) (note 4), the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the statement of income.

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 did not have a significant impact on our financial statements.

(2)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows (see also note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014):

Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, merchandising and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

(3)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions

i)	On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”), which brings more than 200 half hours of proprietary children’s and family content, including the comedy adventure series Slugterra, and Nerd Corps’ creative team. The total consideration will be up to $58,765 and is comprised of cash of up to $32,690 and 2,693,748 common shares of the Company valued at $26,075, being the fair value of the common shares on the date of acquisition. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 9), and the common shares issued. The remainder of the consideration is subject to a working capital adjustment of up to $5,000, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments.

The preliminary amount of goodwill of $22,697 arising from the acquisition is attributable to synergies related to the expanded library, the acquisition of key talent and the strength of combined operations, including additional studio capacity. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $24,497.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Nerd Corps since December 23, 2014. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s annual consolidated financial statements for the year ended June 30, 2014.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	8,031
Trade receivables	4,348
Federal and provincial film tax credits receivable	20,149
Prepaid expenses and other assets	117
Investment in film and television programs	14,100
Property and equipment	2,516
Intangible assets (note 7)	26,690
Goodwill	22,697
98,648
Liabilities
Accounts payable and accrued liabilities	9,019
Deferred revenue	3,906
Interim production financing	16,432
Capital lease obligations	1,113
Deferred income tax liabilities	9,413
39,883
Net assets acquired	58,765

The Company will finalize the purchase price allocation upon completion of the review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

(4)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions (continued)

ii)	On November 13, 2014, the Company acquired a library of approximately 1,200 half hours, consisting of predominantly children's and family programming, specifically the outright ownership of 117 titles and distribution rights for an additional 34 titles. The library includes more than 35 television series and more than 35 feature films and television specials in the children's and family programming space, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC, a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US$12,000 in cash, which was funded through a US$12,000 addition to the Company’s Amended and Restated Senior Secured Credit Agreement.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Echo Bridge since November 13, 2014. The purchase price has been allocated on a preliminary basis to the assets acquired based on their estimated fair values. The entire purchase price has been allocated to investment in film and television programs.

The Company will finalize the purchase price allocation upon completion of the determination of the fair value of assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

iii)	On July 31, 2014, the Company acquired all of the outstanding shares of 8504601 Canada Inc., a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel (“Family Channel Business”) for cash consideration of $170,000, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 9) subject to customary working capital adjustments estimated at $2,248, and subsequently renamed the acquired company DHX Television Ltd. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French) and Disney XD.

The preliminary value of goodwill of $54,911 arising from the acquisition is attributable to synergies to be realized from the vertical integration of operations.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of DHX Television since July 31, 2014.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	6,197
Amounts receivable	11,043
Prepaid expenses and deposits	13,647
Program and film rights	17,153
Property and equipment	259
Broadcast licenses	92,050
Other intangible assets	5,600
Goodwill	54,911
200,860
Liabilities
Accounts payable and accrued liabilities	15,113
Deferred income tax liabilities	13,499
28,612
Net assets acquired	172,248

(5)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions (continued)

The Company will finalize the purchase price allocation upon completion of the review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

As disclosed in note 3, as part of the CRTC decision approving the Company’s acquisition of the Family Channel Business, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability, which has been initially recorded at $14,215 as of the date of acquisition of DHX Television. Subsequent to the acquisition, an accretion charge of $361 has been recorded, increasing the liability to $14,576. The Company expects to incur annual cash expenditures of approximately $2,473 in each of the next seven years to satisfy the tangible benefit obligation. The expected expenditures over the next twelve months have been recorded in accounts payable and accrued liabilities.

Concurrently with the acquisition of DHX Television, the Company entered into a new network affiliation agreement with an affiliate of Bell Media Inc. for the carriage of Family Channel Business services, with a term ending December 31, 2018 at market rates.

iv)	On April 3, 2014 (“Epitome Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of the Epitome group of companies (“Epitome”), which includes a library of over 550 half-hour episodes of Degrassi, Instant Star and Liberty Street and 66 one-hour episodes of The L.A. Complex and Riverdale. Total consideration of $36,229 is comprised of cash $22,090 and 2,915,263 common shares of the Company valued at $14,139. The purchase price includes an excess cash adjustment and net working capital adjustment, based on the opening balance sheet figures, of $8,590, which is included in the cash consideration. During the period, $7,577 of the excess cash portion of the consideration was paid, with the balance included in accounts payable and accrued liabilities at December 31, 2014.

The preliminary value of goodwill of $14,518 arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations, the ability to expand into the global teen market and the acquisition of key talent. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $9,361.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Epitome from the Epitome Effective Date. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s consolidated financial statements for the year ended June 30, 2014.

(6)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

4	Acquisitions (continued)

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	9,755
Amounts receivable	9,361
Prepaid expenses and deposits	67
Investment in film and television programs	6,771
Property and equipment	6,252
Intangible assets	4,724
Goodwill	14,518

51,448
Less: Liabilities assumed
Accounts payable and accrued liabilities	3,262
Deferred revenue	1,495
Interim production financing	6,762
Deferred income taxes	3,700

15,219

36,229

The Company will finalize the purchase price allocation upon completion the determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this process will be recorded as a measurement period adjustment.

Had Nerd Corps and DHX Television been consolidated from July 1, 2014, the pro forma consolidated statement of income for the six months ended December 31, 2014 would show pro forma revenue of $128,163 and pro forma net income of $2,609.

(7)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

5	Amounts receivable

	December 31,	June 30,
	2014	2014
	$	$
Trade receivables	70,513	47,353
Less: provision for impairment of trade receivables	(4,698)	(3,730)
	65,815	43,623

Goods and services taxes recoverable	1,328	3,618
Federal and provincial film tax credits and other government assistance	66,141	43,274

	133,284	90,515

Long-term amounts receivable	5,382	5,774
Amounts receivable	138,666	96,289

The aging of trade receivables is as follows:

	December 31,	June 30,
	2014	2014
	$	$
Less than 60 days	59,156	37,532
Between 60 to 90 days	3,038	1,393
Over 90 days	3,621	4,698
	65,815	43,623

The Company does not have security over these balances. All impaired trade receivables are older than 90 days. Included in the trade receivables as at December 31, 2014 are balances of $15,233 and $5,065 related to DHX Television and Nerd Corps, respectively.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	December 31,	June 30,
	2014	2014
	$	$
Opening balance	3,730	1,086
Provision for receivables	942	2,239
Receivables written off during the year	(52)	(33)
Recoveries of receivables previously provided for	–	(149)
Exchange differences	78	587
Closing balance	4,698	3,730

(8)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

6	Investment in film and television programs

	December 31,	June 30,
	2014	2014
	$	$
Development costs	2,451	2,406
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	12,452	13,919
Acquired participation rights - theatrical and non-theatrical
Cost	126,785	99,034
Accumulated expense	(28,560)	(22,535)
	98,225	76,499
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	299,927	257,714
Accumulated expense	(214,163)	(197,517)
Accumulated write-down of investment in film and television programs	(6,405)	(6,390)
	79,359	53,807
Program and film rights - broadcasting
Cost	29,802	–
Accumulated expense	(17,209)	–
	12,593	–
	205,080	146,631

All program and film rights noted above relate to the operations of DHX Television.

The Company expects that 9% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2015. The Company expects that 44% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2017. The Company expects that over 67% of the costs related to productions completed will be realized by June 30, 2019.

During the three and six-months ended December 31, 2014, interest of $228 and $497 (December 31, 2013 - $221 and $485) has been capitalized to investment in film and television programs.

The continuity of investment in film and television programs is as follows:

	December 31,	June 30,
	2014	2014
	$	$
Net opening investment in film and television programs	146,631	116,994
Productions acquired (note 4)	27,751	31,361
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	38,957	32,626
Increase in development costs	45	1,056
Expense of investment in film and television programs	(22,671)	(37,273)
Increase of program and film rights	12,649	–
Expense of program and film rights	(17,209)	–
Write-down of certain investment in film and television programs	(15)	(984)
Exchange differences	1,789	2,851
Program and film rights acquired (note 4)	17,153	–
	205,080	146,631

(9)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

7	Intangible assets

	Broadcast	Broadcaster	Customer
	licenses	relationships	relationships	Brands	Other	Total
	$	$	$	$	$	$

For the year ended June 30, 2014
Opening net book value	–	3,687	11,298	12,332	639	27,956
Epitome acquisition (note 4)	–	–	–	4,724	–	4,724
Ragdoll acquisition	–	–	–	2,699	–	2,699
Amortization	–	(816)	(1,339)	(1,607)	(62)	(3,824)
Additions	–	–	–	–	308	308
Foreign exchange differences	–	–	1,653	474	–	2,127
Net book value	–	2,871	11,612	18,622	885	33,990
At June 30, 2014
Cost	–	7,362	11,820	21,851	2,927	43,960
Accumulated amortization	–	(4,505)	(2,047)	(3,773)	(2,042)	(12,367)
Foreign exchange differences	–	14	1,839	544	–	2,397
Net book value	–	2,871	11,612	18,622	885	33,990
For the six months ended December 31, 2014
Opening net book value	–	2,871	11,612	18,622	885	33,990
DHX Television acquisition (note 4)	92,050	–	–	5,600	–	97,650
Nerd Corps acquisition (note 4)	–	–	15,800	7,300	3,590	26,690
Amortization	–	(414)	(624)	(1,102)	(63)	(2,203)
Additions	–	–	–	26	–	26
Foreign exchange differences	–	(2)	(95)	(35)	–	(132)
Net book value	92,050	2,455	26,693	30,411	4,412	156,021
At December 31, 2014
Cost	92,050	7,362	27,620	34,777	6,517	168,326
Accumulated amortization	–	(4,919)	(2,671)	(4,875)	(2,105)	(14,570)
Foreign exchange differences	–	12	1,744	509	–	2,265
Net book value	92,050	2,455	26,693	30,411	4,412	156,021

All broadcast licenses relate to the operations of DHX Television.

8	Goodwill

The continuity of goodwill is as follows:

	December 31,	June 30,
	2014	2014
	$	$
Opening net book value	103,483	81,840
Acquired on acquisition of Nerd Corps (note 4)	22,697	–
Acquired on acquisition of DHX Television (note 4)	54,911	–
Acquired on acquisition of Ragdoll	–	4,485
Acquired on acquisition of Epitome (note 4)	–	14,518
Exchange differences	(209)	2,640
	180,882	103,483

(10)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

8	Goodwill (continued)

For the purposes of allocating goodwill, the Company has determined that it has three CGU’s, its production, distribution and licensing of film and television programs business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4). The Company determined none of the goodwill related to the acquisition of Cookie Jar related to CPLG. Pursuant to the Company’s preliminary purchase price allocations (note 4), goodwill of $54,911 has been allocated to DHX Television and $22,697 has been allocated to Core Business (note 20).

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	December 31,	June 30,
	2014	2014
	$	$
Bank indebtedness	1,700	4,930
Interim production financing	51,511	35,955
Long-term debt and obligations under finance leases	281,866	70,444
Interest bearing debt and obligations under finance leases	335,077	111,329
Amount due within 12 months	(66,103)	(49,411)
Amount due beyond 12 months	268,974	61,918

As of December 31, 2014, the Company had undrawn bank indebtedness of $28,300 available.

As of December 31, 2014, the Company had $20,000 in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

a)	Bank indebtedness

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television (note 4), the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) the acquisition of the Echo Bridge assets (note 4); ii) the issuance of the Senior Unsecured Notes (note 9); and iii) the acquisition of Nerd Corps (note 4), respectively.

(11)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

a)	Bank indebtedness (continued)

As of December 31, 2014, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50% of the Amended Revolving Facility outstanding at December 31, 2014, the amount payable in Canadian dollars was CDN$1,700 (June 30, 2014 – CDN $nil) and pound sterling was GBP £nil (June 30, 2014 – GBP £2,700).

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

b)	Interim production financing

	December 31,	June 30,
	2014	2014
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 12%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $71,405 at December 31, 2014 (June 30, 2014 - $50,625). Certain facilities are secured by a restricted cash balance of $66 at December 31, 2014 (June 30, 2014 - $32)	51,511	35,955

During the three and six months ended December 31, 2014, the $CDN bank prime rate averaged 3.00% (year ended June 30, 2014 – 3.00%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid.

(12)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases

	December 31,	June 30,
	2014	2014
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Agreement, (note 9 (c)(i)), net of unamortized issuance costs of $3,574 (June 30, 2014 - $1,507)	109,505	69,941

Senior Unsecured Notes net of issuance costs, the fair value of the Redemption Option and the unamortized premium of $5,021 (note 9 (c)(ii))	169,979	–

Obligation under various finance leases, with total quarterly instalments of $118, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2015 to February 2019 of which $87 is denominated in USD (June 30, 2014 - $52)	2,382	503
	281,866	70,444
Less: Current portion	(12,892)	(8,526)
	268,974	61,918

i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

In conjunction with the issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,912, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the full remaining amount due on maturity, which is July 31, 2019.

(13)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

i)	Amended Term Facility (continued)

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at December 31, 2014, the amount payable in US dollars was US$20,918 (June 30, 2014 - US$42,346), and pound sterling was GBP £nil (June 30, 2014 – GBP £14,383).

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 4.25, incrementally declining to less than 2.5 times by June 30, 2017; and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at December 31, 2014, the Company is in compliance with these ratios.

(14)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes (the “Senior Unsecured Notes”) due on December 2, 2021 with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment will be paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at December 31, 2014, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2014 – $nil).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay indebtedness under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

The Senior Unsecured Notes contain a redemption option (the “Redemption Option”) whereby the Company can redeem all or part of the Senior Unsecured Notes at a premium. The Redemption Option is required to be accounted for as an embedded derivative financial instrument. On initial recognition, the Redemption Option is recorded at its calculated fair value and grouped with the Senior Unsecured Notes. The Redemption Option is adjusted to its fair value at each reporting date and any change in fair value is recorded within finance expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was increased by the amount as the debt premium arising from the Redemption Option, and is amortized over the term of the Senior Unsecured Notes.

The notes contain non-financial covenants and customary events of default clauses. As of December 31, 2014, the Company was in compliance with all of its covenants under the notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ending June 30, 2015	6,299
2016	12,457
2017	12,272
2018	11,906
Beyond 2019	247,527

(15)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

10	Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

(16)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

10	Share capital and contributed surplus (continued)

b)	Issued and outstanding

	December 31, 2014		June 30, 2014
	Number	Amount	Number	Amount
		$		$
Preferred Variable Voting Shares (note 10(a))	100,000,000	–	100,000,000	–

Common shares (note 10(c))
Opening balance	119,775,905	207,227	102,465,046	151,275
Issued on acquisitions (note 4(i))	2,693,748	26,075	2,915,263	14,139
Share issue costs, net of tax	–	(136)	–	–
Issued for cash consideration, net of costs and tax effect	–	–	11,183,750	37,495
Shares issued pursuant to the ESPP	7,232	57	17,655	76
Dividend reinvestment	7,983	70	22,941	122
Warrants exercised	–	–	1,000,000	1,175
Stock options exercised	640,000	1,235	2,171,250	2,945
Ending balance	123,124,868	234,528	119,775,905	207,227

Warrants
Opening balance	–	–	1,000,000	390
Warrants exercised	–	–	(1,000,000)	(390)
Ending balance	–	–	–	–

Contributed surplus and stock options (note 10(d))
Opening balance	4,787,500	12,486	5,726,250	11,875
Issued to officers and employees	2,920,000	–	1,345,000	–
Share-based compensation	–	1,711	–	1,588
Stock options exercised	(640,000)	(395)	(2,171,250)	(977)
Options expired	–	–	–	–
Options forfeited	–	–	(112,500)	–
Ending balance	7,067,500	13,802	4,787,500	12,486

c)	Common shares

The common shares above are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at December 31, 2014, the Company had 74,179,175 Common Voting Shares, 48,945,693 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

On December 23, 2014, the Company issued 2,693,748 common shares, valued at $9.68 per share in connection with the Company’s acquisition of Nerd Corps (note 4(i)).

During the six months ended December 31, 2014, the Company issued 7,232 common shares, at an average price of $7.88, respectively as part of the Company’s employee share purchase plan.

During the six months ended December 31, 2014, the Company issued 7,983 shares at an average price of $8.77, as part of shareholder enrollment in the Company’s dividend reinvestment program.

During the six months ended December 31, 2014, 640,000 shares were issued out of treasury at an average price of $1.31 upon exercise of options.

(17)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

10	Share capital and contributed surplus (continued)

d)	Stock options

On August 6, 2014, 1,375,000 stock options were issued to employees at $7.13 per share, vesting immediately and over four years and based on achieving certain benchmarks, expiring on August 6, 2019.

On October 2, 2014, 1,095,000 stock options were issued to employees at $8.27 per share, vesting immediately and over four years and expiring on October 1, 2019.

On November 18, 2014, 75,000 stock options were issued to employees at $9.44 per share, vesting immediately and over four years and expiring on November 17, 2019.

On December 23, 2014, 375,000 stock options were issued to employees at $9.78 per share, vesting immediately and over four years and expiring on December 22, 2019.

During the six months ended December 31, 2014, 640,000 stock options were exercised at an average price of $1.31 per share for total proceeds of $840.

11	Government financing and assistance

During the three and six months ended December 31, 2014, investment in film and television programs was reduced by $300 and $2,903, respectively (year ended June 30, 2014 - $1,502) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the three and six months ended December 31, 2014, investment in film has also been reduced by $944 and $4,179, respectively (year ended June 30, 2014 - $4,325) related to non-repayable contributions from the Canadian Television Fund license fee program. During the three and six months ended December 31, 2014, investment in film and television programs has been reduced by $9,404 and $13,313 (year ended June 30, 2014 - $10,832) for tax credits relating to production activities. Lastly, during the three and six months ended December 31, 2014, the Company received $8,675 and $15,338 respectively, in government financing and assistance (year ended June 30, 2014 - $17,241).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 49% of total amounts receivable at December 31, 2014 (June 30, 2014 - 50%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

(18)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

12	Income taxes

Significant components of the Company’s deferred income tax liability as at December 31, 2014 and June 30, 2014 are as follows:

	December 31,	June 30,
	2014	2014
	$	$

Broadcast licenses	(13,681)	–
Tangible benefit obligation	3,767	–
Leasehold inducement	195	195
Foreign tax credits	303	303
Deferred production revenue	40	40
Participation payables and capital lease obligations and other liabilities	64	64
Property and equipment	(1,210)	(1,214)
Share issuance costs and deferred financing fees	1,239	1,317
Investment in film and television programs	(16,568)	(12,528)
Intangible assets	(10,400)	(4,546)
Non-capital losses and other	10,600	5,335

Deferred income tax liability	(25,651)	(11,034)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $11,990 at December 31, 2014 (June 30, 2014 - $10,015).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (December 31, 2013 - 31%)	2,348	1,249	(793)	2,315
Income taxes increased (decreased) by:
Share-based compensation	342	108	530	291
Non-deductible acquisition costs	99	–	651	–
Tax rate differential	(710)	(123)	(485)	48
Other	(44)	(28)	(266)	(154)

Provision for income taxes	2,035	1,206	(363)	2,500

As at December 31, 2014, the Company has losses carried forward of $1,200 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates, including various provinces within Canada, the United States and the United Kingdom. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2015, the Company’s effective tax rate is estimated to be 31% (2014 - 34%) based on jurisdictions in which the income was earned.

(19)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

13	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$
Finance income
Interest income	73	29	174	65
Net foreign exchange gain (loss)	478	(279)	2,294	242
Amortization of debt premium on Senior
Unsecured Notes (note 9)	23	–	23	–
Movement in fair value of the
Redemption Option on the Senior
Unsecured Notes (note 9)	275	–	275	–
	849	(250)	2,766	307
Finance expense
Interest expense on bank indebtedness	415	51	888	114
Accretion of tangible benefit obligation	218	–	361	–
Interest expense on long-term debt and obligations under finance leases	3,361	814	6,376	1,365
Debt extinguishment charge	3,912	–	3,912	–
	7,906	865	11,537	1,479
Net finance expense	(7,057)	(1,115)	(8,771)	(1,172)

(20)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

14	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Investment in film and television programs
Direct production and new media costs	6,128	5,951	9,566	9,252
Expense of film and television programs	9,264	6,024	16,646	13,799
Expense of film and program rights for broadcasting	10,946	–	17,209	–
Expense of acquired library	3,657	2,478	6,025	4,261
Write-down of film and television programs	15	190	15	190
Development expenses and other	1,665	46	1,905	46
Office and administrative	4,605	2,709	9,495	5,417
Tangible benefit obligation expense	–	–	14,215	–
Finance expense, net	7,057	1,115	8,771	1,172
Investor relations and marketing	136	22	372	254
Professional and regulatory	2,360	326	6,282	1,783
Amortization of property and equipment and intangible assets	2,130	1,468	3,801	2,817

	47,963	20,329	94,302	38,991
The following sets out the components of employee benefits expense:
Salaries and employee benefits	7,515	5,469	13,449	9,767
Share-based compensation	1,105	349	1,711	939
Termination benefits	99	191	382	191

	8,719	6,009	15,542	10,897

	56,682	26,338	109,844	49,888

15	Financial instruments

a)	Credit risk

Credit risk arises from cash, restricted cash and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash, restricted cash, deposits and trade and other receivables approximate the amount recorded on the unaudited interim consolidated balance sheets.

(21)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

a)	Credit risk (continued)

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $750 to $1,250 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and maintaining revolving credit facilities (note 9). As at December 31, 2014, the Company had cash on hand of $27,356 (June 30, 2014 - $26,679).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

(22)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

c)	Liquidity risk (continued)

The Company obtains interim production financing (note 9) to provide funds until such time as the federal and provincial film tax credits (note 5) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At December 31, 2014, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $500 effect on net income and comprehensive income.

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Bank indebtedness	1,700	1,700	–	–	–
Accounts payable and accrued liabilities	107,841	107,841	–	–	–
Interim production financing	51,511	51,511	–	–	–
Other liability	14,838	–	4,946	4,946	4,946
Long-term debt	288,079	11,941	23,196	77,942	175,000
Finance lease obligations	2,382	951	1,313	118	–

	466,351	173,944	29,455	83,006	179,946

Payments noted above do not include interest and are not discounted.

f)	Fair values

The carrying amounts reported on the financial statements for cash, restricted cash, accounts payable and accrued liabilities and current portion of long-term debt and obligations under finance leases all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the year ended June 30, 2014 to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the Amended Term Facility and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(23)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

15	Financial instruments (continued)

f)	Fair values (continued)

The fair value of the non-current portion of long-term debt and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	December 31, 2014		June 30, 2014
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Foreign currency forward contracts	230	230	212	212
Long-term debt and obligations under finance leases	268,974	267,224	61,918	62,772

The Senior Unsecured Notes have two components of value: the conventional notes and the Redemption Option (note 9). The fair value of the Senior Unsecured Notes are based upon the period end trading values. The Redemption Option has been accounted for as an embedded derivative that is required to be bifurcated from the underlying notes, valued using an option pricing model and accounted for as a financial asset, with amount of any debt premium being added to the carrying value of the Senior Unsecured Notes. Any change in the fair value of the Redemption Option is recorded as a component of finance expense in the consolidated statement of income. The Redemption Option is classified as level 2 as defined below.

g)	Fair value hierarchy

Financial instruments recorded at fair value on the unaudited interim consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

The long-term investment is classified as level 3 as defined above.

Foreign currency contracts

At December 31, 2014, the Company had notional principal of approximately $3,730 (June 30, 2014 - $4,610) in contracts to sell US dollars. The carrying value of these contracts is the fair value based on exchange rates at January 1, 2015 and February 17, 2015.

(24)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

16	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2015	2,920
2016	5,593
2017	4,078
2018	1,424
beyond 2019	1,401

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at December 31, 2014, related to the above matters is estimated at $400.

17	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the six months ended December 31, 2014, the Company declared dividends totalling $3,122 (six months ended December 31, 2013 - $2,367). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	December 31,	June 30,
	2014	2014
	$	$

Total bank indebtedness, long-term debt and obligations under finance leases	283,566	75,374
Less: Cash	(27,356)	(26,679)

Net debt	256,210	48,695

Total Shareholders’ Equity	241,440	223,349

	497,650	272,044

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company is in compliance with all debt covenants of the Amended and Restated Senior Secured Credit Facility and the Senior Unsecured Notes.

(25)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

18	Earnings per common share

a)	Basic

Basic earnings per share are calculated by dividing the net income (loss) by the weighted average number of common shares in issue during the period.

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Net income (loss)	5,539	2,811	(2,194)	4,969
Weighted average number of common shares	120,414,194	108,184,754	120,153,929	105,481,125

Basic earnings (loss) per share	0.05	0.03	(0.02)	0.05

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three and six months ended December 31, 2014, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 3,187,786 and nil respectively (December 31, 2013 – 4,099,404 and 4,150,449).

For the six months ended December 31, 2014, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Net income (loss)	5,539	2,811	(2,194)	4,969
Weighted average number of common shares	123,601,980	112,284,158	120,153,929	109,631,574

Diluted earnings (loss) per share	0.04	0.03	(0.02)	0.05

(26)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

19	Net change in other non-cash balances related to operations

	December 31,	December 31,
	2014	2013
	$	$

Increase in amounts receivable	(12,438)	(3,930)
Increase in prepaid expenses and deposits	(1,173)	(325)
Decrease (increase) in long-term amounts receivable	392	(881)
Increase in accounts payable and accrued liabilities	15,014	6,931
Increase (decrease) in deferred revenue	2,422	(5,827)

	4,217	(4,032)

During the years, the Company paid and received the following:

	$	$

Interest paid	7,264	1,954
Interest received	174	65
Taxes paid	772	553

20	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic or any other basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4 (i)).

		Three months ended December 31, 2014
		DHX	Core
	CPLG	Television	Business	Consolidated
	$	$	$	$

Revenues	3,152	21,910	39,194	64,256
Direct production cost and expenses, general and administrative expenses	2,906	14,290	27,542	44,738
Segment profit	246	7,620	11,652	19,518
Amortization				2,130
Finance expense, net				7,057
Acquisition costs				1,077
Other expense, net				1,680
Income before income taxes				7,574

(27)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

20	Revenues and segmented information (continued)

	Three months ended December 31, 2013
		Core
	CPLG	Business	Consolidated
	$	$	$

Revenues	3,087	27,268	30,355
Direct production cost and expenses, general and administrative expenses	2,866	20,146	23,012
Segment profit	221	7,122	7,343
Amortization			1,468
Finance expense, net			1,115
Other expense, net			743

Income before income taxes			4,017

	Six months ended December 31, 2014
		DHX	Core
	CPLG	Television	Business	Consolidated
	$	$	$	$

Revenues	6,028	35,898	65,361	107,287
Direct production cost and expenses, general and administrative expenses	5,665	23,378	47,099	76,142
Segment profit	363	12,520	18,262	31,145
Amortization				3,801
Finance expense, net				8,771
Acquisition costs				4,995
Other expense, net				16,135

Loss before income taxes				(2,557)

Non-current assets
Long-term amounts receivable	–	–	5,382	5,382
Deferred financing fees	–	–	797	797
Property and equipment	607	231	16,039	16,877
Long-term investment	–	–	230	230
Intangible assets	10,819	97,417	47,785	156,021
Goodwill	–	54,911	125,971	180,882
	11,426	152,559	196,204	360,189

(28)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

20	Revenues and segmented information (continued)

	Six months ended December 31, 2013
		Core
	CPLG	Business	Consolidated
	$	$	$

Revenues	5,576	51,781	57,357
Direct production cost and expenses, general and administrative expenses	5,389	38,534	43,923
Segment profit	187	13,247	13,434
Amortization			2,817
Finance expense, net			1,172
Other expense, net			1,976

Income before income taxes			7,469

Non-current assets
Long-term amounts receivable	–	3,057	3,057
Deferred financing fees	–	613	613
Property, plant and equipment	783	3,906	4,689
Long-term investment	–	330	330
Intangible assets	11,627	17,081	28,708
Goodwill	–	90,578	90,578

	12,410	115,565	127,975

The following table presents further details on revenue derived from the following areas:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Core Business
Production revenue	12,360	5,199	17,920	15,780
Distribution revenue	12,790	9,483	22,750	16,445
Producer and service fee revenue	6,624	4,680	13,263	8,787
Merchandising and licensing and other revenue	7,420	7,906	11,428	10,769

	39,194	27,268	65,361	51,781

DHX Television	21,910	–	35,898	-
CPLG	3,152	3,087	6,028	5,576

	64,256	30,355	107,287	57,357

Of the Company’s $64,256 and $107,287 in revenues for the three and six months ended December 31, 2014 (December 31, 2013 - $30,355 and $57,357), $47,890 and $86,553 was attributable to the Company’s entities based in Canada (December 31, 2013 - $15,789 and $35,989), $4,371 and $5,911 (December 31, 2013 - $6,055 and $7,672) was attributable to the Company’s entities based in the USA and $11,995 and $14,823 (December 31, 2013 - $8,511 and $13,696) was attributable to the Companies entities based outside of Canada and the USA.

(29)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2014

(expressed in thousands of Canadian dollars)

20	Revenues and segmented information (continued)

As at December 31, 2014, the following non-current assets were attributable to the Company’s entities based in the USA: $267 of property and equipment, $210 of intangible assets, and $729 of goodwill (June 30, 2014 - $266, $471, $657, respectively). As at December 31, 2014, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $607 of property and equipment, $13,805 of intangible assets and $4,960 of goodwill (June 30, 2014 - $787, $14,573, and $5,012 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

21	Accumulated other comprehensive income (loss)

As at December 31, 2014, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $6,413 (June 30, 2014 - $1,203).

22	Subsequent events

Subsequent to December 31, 2014, 18,750 options were exercised by an employee to acquire common shares for proceeds of $16.

(30)